

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

March 2, 2010

Mr. E. Randall Chestnut
President and Chief Executive Officer
Crown Crafts, Inc.
916 S. Burnside Avenue
Gonzales, Louisiana 70737

> **Re: Crown Crafts, Inc.**
> **Form 10-K for Fiscal Year Ended March 29, 2009**
> **Filed June 29, 2009**
> **Form 10-Q for Fiscal Quarter Ended December 27, 2009**
> **Filed February 10, 2010**
> **Form 8-K**
> **Filed February 10, 2010**
> **File No. 1-7604**

Dear Mr. Randall:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 29, 2009

Item 1. Business, page 2
Product Design and Styling, page 3

1.   If material, please disclose the estimated amount spent during the last two years
        on research and development activities and disclose your accounting policy in the
        summary of significant accounting policies on page F-7.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 10
Results of Operations, page 10

2.   Please include a discussion and analysis of any known trends and uncertainties
        that have had or that you reasonably expect will have a material favorable or
        unfavorable impact on net revenue or income from continuing operations. For
        example, discuss your reliance on significant customers and licensing agreements
        and the risks and uncertainties that would cause reported financial information not
        to be necessarily indicative of future operating performance or financial
        condition, such as your ability to maintain relationships with significant
        customers and renew license agreements as well as known trends in replacement
        orders. In addition, disclose known events that will cause a material change in the
        relationship between costs and revenues such as your program of cost reductions
        and outsourcing your manufacturing to foreign contract manufacturers. Refer to
        Item 303(a)(3) of Regulations S-K.

Schedule II, page 19

3.   Please tell us why you present inventory valuation accounts in the schedule when
        a reduction in the carrying amount of inventory from cost to market is viewed as
        creating a new "cost basis." Also, please confirm to us that write-downs of
        inventory to the lower of cost or market are recovered only through sale or
        disposition of the inventory and not restored if market value recovers prior to sale
        or disposition.

Item 8. Financial Statements and Supplementary Data, page 24
Report of Independent Registered Public Accounting Firm, pages F-1 and F-2

4.   Please confirm to us that you received manually signed copies of the reports and
        that the reports include the city and state where issued. Refer to Rule 2-02(a) of
        Regulation S-K. In future filings the reports of independent registered public
        accounting firms included in the document should comply with Rule 2-02 of
        Regulation S-X.

Notes to Consolidated Financial Statements, page F-7
Segments and Related Information, Page F-9

5.   Please disclose sales for each product or group of similar products as required by FASB ASC 280-10-50-40 or disclose why presenting such information is impracticable. If you believe disclosure of sales for each product or group of similar products is not applicable to your facts and circumstances, please advise.

Royalty Payments, page F-9

6.   Please tell us the amount of royalty income offset against royalty expense for each year presented, and your basis in GAAP for classifying royalty income in cost of sales.

(Loss) Earnings Per Share, page F-9

7.   Please disclose securities that could potentially dilute basic (loss) earnings per share in the future that were not included in the computation of diluted (loss) earnings per share because to do so would have been anti-dilutive for the periods presented. Refer to FASB ASC 260-10-50-1(c).

Note 3 – Acquisition, page F-11

8.   We note your disclosure in Form 8-K filed January 22, 2008 that the pro forma adjustment to acquired inventories reflects estimated selling prices less the sum of the costs of disposal and a reasonable profit, and that the adjustment reduced the carrying value of acquired inventories. Please tell us how you compute the estimated costs of disposal and a reasonable profit allowance for the selling effort.

Form 10-Q for Fiscal Quarter Ended December 27, 2009

Note 2 – Acquisition, page 7

9.   Please expand your disclosure to include the information required by FASB ASC 805-10-50-2h. In particular, disclose the following:

   • the amount of revenue and earnings of the acquiree since the acquisition date included in the consolidated statement of income;

   • the revenue and earnings of the combined entity for the current reporting period as though the acquisition had been as of the beginning of the annual reporting period; and

- the revenue and earnings of the combined entity for the comparable prior reporting period as though the acquisition had occurred as of the beginning of the comparable prior annual reporting period.

If disclosure of any of the information is impracticable, then disclose that fact and explain why the disclosure is impracticable.

Form 8-K Filed February 10, 2010

10.   We note that your calculation of EBITDA in the press release furnished as an exhibit includes an adjustment for goodwill impairment charges. As such, the non-GAAP measure should not be characterized as EBITDA. When you include an adjustment that is not included in the definition of EBITDA as set forth in Item 10(e) of Regulation S-K please revise the title of the non-GAAP measure to clearly identify the earnings measure being used and all adjustments. Refer to question 103.01 of the Division's Compliance & Disclosure Interpretations on the use of non-GAAP measures available on our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

     You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding comments on the filings and related matters. Please contact me at (202) 551-3344 with any other questions.

                                        Sincerely,

                                        William H. Thompson
                                        Accounting Branch Chief